

December 10, 2018

Christine A. Russell
Chief Financial Officer
PDF Solutions, Inc.
2858 De La Cruz Blvd.
Santa Clara, California 95050

  Re: PDF Solutions Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2017
   Form 10-Q for the Quarterly Period Ended September 30, 2018
   File No. 000-31311

Dear Ms. Russell:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period ended September 30, 2018

Notes to Condensed Consolidated Financial Statements
2. REVENUE RECOGNITION, page 7

1. We note you disaggregate revenues by product and licenses, support and services, and other in your notes to the financial statements. You disclose that the product and licenses include the portion of time-based software recognized in the period, perpetual software, and Gainshare performance incentives while the remaining portions of revenue from these contracts correspond to services or other types of performance obligations reported as either services revenue or other revenue. Please clarify how much of the product and license revenues relate to product and licenses that are accounted for as distinct separate performance obligations and not single performance obligations combined with services.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services